UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

IHS HOLDING LIMITED

(Name of Issuer)

Ordinary Shares, par value USD 0.30 per share

(Title of Class of Securities)

G4701H109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4701H109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Korea Investment Corporation(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,666,802
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 21,666,802
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,666,802
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.60%(2)
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Korea Investment Corporation is a statutory juridical corporation established under the Korea Investment Corporation Act of the Republic of Korea.

(2)	Based on 328,053,869 Ordinary Shares upon completion of the offering, according to the prospectus Form 424B4 filed by the Issuer with the Securities and Exchange Commission on October 15, 2021.

CUSIP No. G4701H109

Item 1.

(a)	Name of Issuer:

IHS Holding Limited

(b)	Address of Issuer’s Principal Executive Offices:

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

Item 2.

(a)	Name of Persons Filing:

Korea Investment Corporation (the “Reporting Person”)

(b)	Address of Principal Business Office or, if None, Residence:

17F-18F State Tower Namsan

100 Toegye-ro Jung-gu

Seoul 04631

(c)	Citizenship:

Republic of Korea

(d)	Title of Class of Securities:

Ordinary shares, par value USD 0.30 per share (“Ordinary Shares”)

(e)	CUSIP Number:

G4701H109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a).	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b).	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c).	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d).	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e).	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f).	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g).	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h).	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i).	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j).	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k).	☐	A group, in accordance with Rule 13d-1(b)(1)(ii) (A) through (K).

CUSIP No. G4701H109

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percent of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See response to row 9 on the cover page.

(b)	Percent of class: See response to row 11 on the cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote. See response to row 5 on the cover page.

(ii)	Shared power to vote or to direct the vote. See response to row 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of. See response to row 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of. See response to row 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Person, no one other than the Reporting Person, the persons named in Item 4 above and the partners, members, affiliates and shareholders of the Reporting Person and of the other persons named in Item 4 above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	Korea Investment Corporation

	By:	/s/ Jaewon Shin
	Name:	Jaewon Shin
	Title:	Senior Director

	By:	/s/ Kyungjun Kim
	Name	Kyungjun Kim
	Title:	Director